Ruhnn Holding Limited

4F, Building 1, Blue Collar Garment Industrial Park

7-1 North Hong Pu Road

Yu Hang District, Hangzhou 311100

People’s Republic of China

April 1, 2019

VIA EDGAR

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:                                         Ms. Lisa Kohl, Esq., Legal Branch Chief
Ms. Mara Ransom, Esq., Assistant Director
Ms. Katherine Bagley, Esq., Staff Attorney
Ms. Jennifer Thompson, Accounting Branch Chief

Ms. Lisa Sellars, Staff Accountant

Re:                             Ruhnn Holding Limited
Registration Statement on Form F-1, as amended (File Number: 333-230082)

Registration Statement on Form 8-A (File Number: 001-38852)

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C (“Rule 461”) promulgated under the Securities Act of 1933, as amended, Ruhnn Holding Limited (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1 (the “F-1 Registration Statement”) be accelerated to, and that the F-1 Registration Statement become effective at, 4:00 P.M., Eastern Daylight Time on April 2, 2019, or as soon as practicable thereafter.

The Company also requests that the Registration Statement on Form 8-A (File Number: 001-38852), under the Securities Exchange Act of 1934, as amended, covering the American depositary shares representing Class A ordinary shares of the Company (the “Registration Statement on Form 8-A,” together with the F-1 Registration Statement, the “Registration Statements”), be declared effective concurrently with the F-1 Registration Statement.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statements in accordance with Rule 461. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Simpson Thacher & Bartlett LLP.

The Company understands that Citigroup Global Markets Inc. and UBS Securities LLC, on behalf of the prospective underwriters of the offering, have joined in this request in a separate letter delivered to you today.

[Signature page follows]

Very truly yours,

RUHNN HOLDING LIMITED

By:	/s/ FENG Min
Name:	FENG Min
Title:	Chairman